

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 1, 2010

Mr. Grant L. Siler
Principal Accounting Officer
Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030

      Re: Archon Corporation
             Form 10-K for the year ended September 30, 2009
             Form 10-K for the year ended September 30, 2008
             File Number: 001-09481

Dear Mr. Siler:

      We have reviewed your response letter dated September 21, 2010 and have the following additional comments. Where indicated, we think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Forms 10-K for the Years Ended September 30, 2009 and 2008

Exhibits 31.1 and 31.2

1. You have not revised your Exhibit 31.1 or 31.2 in response to our previous comments 2 and 13. Specifically, you have not included the required disclosures relate to internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f)

and 15d-15(f), in your Forms 10-K/A for the years ended September 30, 2009 and 2008. Please include revised certifications inclusive of such language in an amended Forms 10-K for the fiscal years ended September 30, 2009 and 2008. Refer to Item 601(b)(31) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief